SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACR GROUP, INC.
(Name of Subject Company)

ACR GROUP, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00087B 10 1
(CUSIP Number of Class of Securities)

Anthony Maresca
ACR Group, Inc.
3200 Wilcrest Drive, Suite 440
Houston, Texas 77042
(713) 780-8532

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

David S. Peterman
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is ACR Group, Inc., a Texas corporation (the “Company”). The address of the principal executive offices of the Company is 3200 Wilcrest Drive, Suite 440, Houston, Texas 77042. The telephone number of the Company at its principal executive offices is (713) 780-8532.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”).

As of July 3, 2007, 12,063,765 shares of Common Stock were outstanding (the “Shares”).

Item 2.    Identity and Background of Filing Person.

The filing person is the subject company.  The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the offer by Coconut Grove Holdings, Inc., a Texas corporation (the “Purchaser”) and wholly owned subsidiary of Watsco, Inc., a Florida corporation (“Watsco”), to purchase all outstanding Shares of Common Stock of the Company, other than the Committed Shares (defined below), at a purchase price of $6.75 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Purchaser and Watsco with the Securities and Exchange Commission (the “Commission”) on July 9, 2007.  Copies of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to the Schedule TO, and each is incorporated herein by reference.  “Committed Shares” means the 3,122,819 Shares of Common Stock beneficially owned as of June 29, 2007 by all of the Company’s executive officers and certain of their respective affiliates which the holders have agreed to sell to Watsco and Purchaser for $6.75 per share following the Offer pursuant to sale and support agreements among such shareholders, the Purchaser and Watsco (the “Committed Shares”).  The Committed Shares represent approximately 26% of ACR’s outstanding shares of Common Stock.  There are 8,778,196 Shares eligible for tender in the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 3, 2007, among Watsco, the Company and the Purchaser (the “Merger Agreement”).  The Merger Agreement provides that the Purchaser will commence a tender offer for all of our outstanding Shares of Common Stock (other than the Committed Shares) at a price per Share equal to $6.75.  The Purchaser’s obligation to purchase Shares in the Offer is subject to certain conditions, including but not limited to the number of tendered Shares, together with the Committed Shares, being at least 66⅔% of the Company’s outstanding shares, subject to a reduction of the minimum amount in certain circumstances. The Merger Agreement further provides that, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Watsco.  In the Merger, each outstanding Share (other than 373,001 restricted Shares held by certain officers and key employees of the Company and its subsidiaries (the “Converted Company Restricted Shares”), Shares tendered in the Offer, the Committed Shares and the Dissenting Shares (as defined below)) will be converted into the right to receive the price paid in the Offer, without interest. Under the Merger Agreement, the obligation of Watsco or the Purchaser to consummate the Offer and both the Company’s and Watsco’s obligations to effect the Merger are conditioned on regulatory approvals and other customary conditions.  The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, the Company would be required to pay Watsco a termination fee of $5,000,000.

As set forth in the Schedule TO, the principal executive offices of the Purchaser and Watsco are located at 2665 South Bayshore Drive, Coconut Grove, Florida 33133.  The Company is making information relating to the Offer and the Merger available on the internet at www.acrgroup.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is attached as Annex B to this Statement and is incorporated herein by reference.  Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Purchaser, Watsco or their respective executive officers, directors or affiliates.

Agreements with Watsco

Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Section 13 of the Offer to Purchase, which was mailed to shareholders on or about July 9, 2007, are incorporated herein by reference.  Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Sale and Support Agreements.    The following is a summary of the Sale and Support Agreement, a form of which has been filed as Exhibit (d)(2) to the Schedule TO filed by Watsco on July 9, 2007, and is incorporated herein by reference.  The summary is qualified in its entirety by reference to the Sale and Support Agreement.

Prior to entering into the Merger Agreement, Watsco and the Purchaser entered into a Sale and Support Agreement (the “Sale and Support Agreement”) with each of Messrs. A. Stephen Trevino, Alex Trevino, Jr., and Anthony R. Maresca, who constitute all of the executive officers of the Company, and certain of their respective affiliates who own shares of the Company (collectively, the “Supporting Shareholders”).  Collectively, the Supporting Shareholders beneficially owned as of June 29, 2007, 3,122,819 Shares, representing approximately 26% of the Company’s outstanding Shares as of June 29, 2007 (the “Committed Shares”).  The Supporting Shareholders have agreed to sell the Committed Shares to Purchaser for $6.75 per Share following the closing of the Offer.

The Sale and Support Agreement also provides that in the event the Company’s Board of Directors approves a Superior Proposal or a transaction contemplated by an Alternative Proposal is consummated, each Supporting Shareholder shall pay to Watsco, within five business days following the receipt of proceeds in connection with such Superior Proposal or Alternative Proposal, as the case may be, an amount in cash, in a manner directed by Watsco, equal to 100% of the proceeds received by Supporting Shareholder in excess of $6.75 per Share, net of any applicable taxes owed by such Supporting Shareholder.  To the extent the consideration a Supporting Shareholder receives pursuant to the transactions contemplated by a Superior Proposal or Alternative Proposal, as the case may be, is securities, the value of such securities shall be calculated as follows: (i) in the case of securities for which there is a public trading market, the value shall be the average of the last sales price for such securities on the five trading days immediately preceding the date the applicable Superior Proposal or Alternative Transaction is consummated; or (ii) in the case of securities for which there is no public trading market, the value shall equal that amount which is mutually agreed to by the Supporting Shareholder and Watsco.

Other than with respect to the provisions described in the immediately preceding paragraph, the Sale and Support Agreement will terminate upon the earlier to occur of (i) the effective time of the merger, (ii) upon the withdrawal of the Offer by Watsco in accordance with the terms of the Merger Agreement or (iii) termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreement.    On June 1, 2005, the Company and Watsco entered into a confidentiality agreement (the “Confidentiality Agreement”).  Under the terms of the Confidentiality Agreement, the Company and Watsco agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Watsco and the Company.  This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

Effects of the Offer and the Merger under Company Stock Plans and Agreements between the Company and its Directors and Executive Officers

Interests of Certain Persons.    Certain members of the Company’s management and its Board of Directors (the “Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally.  The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Restricted Stock.    The Merger Agreement provides that as of the effective time of the Merger, 39,750 outstanding restricted shares of Common Stock held by independent directors of the Company immediately prior to the effective time of the Merger will automatically become fully vested and converted into the right to receive an amount equal to the Per Share Price, without interest.  In addition, by virtue of the Merger and without any action on the part of the holders thereof except the execution and delivery of documentation or performance of other actions required by Watsco’s 2001 Incentive Compensation Plan, 373,001 outstanding restricted shares of Common Stock held by certain officers and key employees of the Company and its subsidiaries immediately prior to the effective time of the Merger will be converted automatically into a number of restricted shares of Watsco common stock (each, an “Assumed Restricted Share Award”) on substantially the same terms and conditions as were applicable to the restricted shares prior to such time.  The number of shares of Watsco common stock subject to each Assumed Restricted Share Award will be equal to the product of the number of restricted shares of Common Stock to be converted multiplied by $6.75 divided by the closing market price of Watsco’s common stock as reported on the New York Stock Exchange on the trading day immediately preceding the effective time of the Merger (rounded down to the nearest whole share).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters.    Prior to the effective time of the Merger, the Company will take all such steps as may be required to cause any dispositions by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act of Common Stock or options resulting from the Merger, to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance.    The Merger Agreement provides that the Company will obtain prior to the effective time of the Merger “tail” insurance policies with a claims period of at least six years from the effective time of the Merger with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the effective time of the Merger); provided, that, if the aggregate annual premiums for such insurance exceeds 150% of the current aggregate annual premium, then Watsco shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium equal to 150% of the current aggregate annual premium.

Representation on the Board.    The Merger Agreement sets forth certain agreements between the Company, Watsco and the Purchaser regarding the election or appointment of directors to the Company’s Board concurrently with the purchase and payment for Shares pursuant to the Offer as a result of which Watsco and the Purchaser own beneficially at least a majority of the then outstanding Shares.  The summary of these agreements is contained in Section 13 of the Offer to Purchase, which was mailed to shareholders on or about July 9, 2007 and filed as Exhibit (a)(1)(i) to the Schedule TO, and is incorporated into this Statement by reference.  Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the Commission by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

On July 3, 2007, the Board unanimously, among other things, (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the shareholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of the Company tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Background of the Transaction

The information set forth below solely regarding Watsco and the Purchaser was provided by Watsco.  The Company takes no responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its affiliates or representatives did not participate.

As part of the continuous evaluation of its businesses and plans, the Company regularly considers a variety of strategic options and transactions.  From time to time, the Company has considered a variety of potential strategic transactions in the wholesale distribution of air conditioning, heating and refrigeration equipment and related parts and services.

Prior to March 1, 2004, Watsco had occasional contact with the Company to assess interest in a transaction with Watsco.

On March 1, 2004, Watsco and the Company advanced conversations and demonstrated an interest in discussing a transaction between Watsco and the Company.

On April 9, 2004, a member of Watsco’s board of directors met and discussed a transaction with the Company’s management.

On April 13, 2004, Watsco sent the Company a letter indicating a strong interest in a transaction at $2.75 per share of the Company’s outstanding Common Stock.

On June 4, 2004, Watsco sent the Company a letter in follow up to its April 13, 2004 letter reaffirming its interest at $3.00 per share of the Company’s outstanding Common Stock.

On August 20, 2004, the Company retained Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) as exclusive financial advisor.

On August 30, 2004, Watsco received a confidential information memorandum regarding the Company from Houlihan Lokey.

During August 2004 and September 2004, Watsco and the Company continued informal discussions regarding a potential transaction between Watsco and the Company.

On February 9, 2005, one of Watsco’s officers and two of the Company’s officers met and had informal discussions regarding a transaction with the Company.

On June 1, 2005, Watsco and the Company entered into a confidentiality agreement to facilitate the sharing of information with respect to their discussions.

From July 6, 2005 to July 7, 2005, the CEO of Watsco and the CEO of the Company met and had informal discussions regarding a transaction with the Company.

On July 10, 2005, officers of Watsco met with officers of the Company and discussed information in furtherance of a transaction with the Company.

From July 2005 to March 2007, the Company had occasional contact with Watsco on an informal basis.

On March 15, 2007, Watsco contacted the CEO of the Company to express interest in a transaction between Watsco and the Company.

On March 16, 2007, Watsco sent a letter to the Board proposing the acquisition of the Company’s outstanding shares of Common Stock by Watsco for $7.00 per share.

On March 23, 2007, the Company informed Watsco that a meeting of the Company’s Board had been convened and that the Company had authorized the initiation of due diligence by Watsco.

On March 28, 2007, Watsco and the Company confirmed the use of its previously executed Confidentiality Agreement dated June 1, 2005.

On April 9, 2007, the Company’s Board authorized the retention of Houlihan Lokey to provide investment banking services.

On April 20, 2007, the Company executed an engagement letter with Houlihan Lokey for advisory services and the rendering of a fairness opinion in connection with a transaction with Watsco.

On April 30, 2007, Watsco retained Grant Thornton to perform due diligence with respect to the Company.

On May 25, 2007, Watsco’s board of directors unanimously authorized, subject to the completion of satisfactory due diligence, Watsco’s officers to negotiate, prepare and enter into a merger agreement and to execute such other and further documents in the officers’ discretion as may be necessary or advisable to effectuate and consummate the merger agreement and transactions contemplated therein.

On May 30, 2007, Grant Thornton substantially completed its due diligence procedures and reported its findings to the management of Watsco.

On May 31, 2007, results of Watsco’s due diligence were discussed with the Company.

On June 7, 2007, a revised price $6.75 per share of the Common Stock was agreed to by the parties.

On June 8, 2007, Watsco’s legal advisor Moore & Van Allen PLLC (“MVA”) delivered a draft of the Merger Agreement and the sale and support agreement for the transaction to the Company’s legal advisor Fulbright & Jaworski L.L.P. (“Fulbright”).

On June 13, 2007, the Board met telephonically to discuss Watsco’s initial draft Merger Agreement.  Fulbright participated in the call.  The Board’s discussion focused on the deal protection provisions in Watsco’s initial draft Merger Agreement, including that it provided for a traditional no-shop provision, contemplated that the tender offer would remain open for the statutory minimum period of 20 business days, required that the Company provide Watsco seven business days notice before it accepted a superior proposal, defined “superior proposal” as an offer that exceeded Watsco’s offer by more than $1.00 per share, proposed a termination fee of $5 million, was coupled with a tender and support agreement to be entered into by the Company’s three executive officers with respect to the Company shares owned by each of them, and a walk away date providing that either party could terminate the agreement if closing had not occurred within seven months provided that Watsco would have the unilateral right at its option to extend the termination date for an additional three months.  The Board was concerned that the combined effect of the deal protection provisions, as proposed by Watsco, might be unduly restrictive.  After extensive discussion, the Board settled on a set of counter-proposals to the deal protection provisions, and instructed Fulbright to discuss with MVA the deal protection provisions and the Company’s counter-proposals.

On June 14, 2007, Fulbright and MVA discussed the deal protection provisions on a conference call.  Fulbright expressed the Board’s concern that the combined effect of the deal protection provisions, as proposed by Watsco, might be unduly restrictive, and presented orally the Company’s counter-proposals.  MVA requested that Fulbright present its concerns in writing, including the Company’s counter-proposals with respect to the deal protection provisions.

On June 15, 2007, Fulbright distributed to the Company’s senior management its draft written response to Watsco’s proposed deal protection provisions, and senior management concluded that the draft written response was consistent with the Board’s conclusions.  On June 15, Fulbright sent its written response to MVA.  The Company’s counter-proposals included that the Company be permitted a “go-shop” period of 45 calendar days following the execution of the Merger Agreement to actively canvass the market, which would then be followed by a traditional no-shop, that the tender offer period be for a period equal to the period of the “go-shop,” that the notice period be shortened to three calendar days, that the definition of “superior proposal” be modified to include any proposal of an alternative transaction that the Board concluded it would be required to accept in accordance with its fiduciary duties without any requirement that a competing offer exceed Watsco’s offer by any minimum amount, that the termination fee be bifurcated with a termination fee of 1.5% of the Company’s equity value during the “go-shop” period and of 3.0% during the no-shop period, that the executive officers be allowed to terminate their personal tender and support agreements with Watsco if the Board terminated the agreement because of a superior proposal, and the termination date be reduced to three months without Watsco having the unilateral right to extend it for an additional period.

On June 20, 2007, Fulbright and MVA discussed by telephone the Company’s counter-proposals regarding the deal protection provisions.  Later on June 20, 2007, MVA provided Fulbright with Watsco’s response to the Company’s counter-proposals.  MVA advised that Watsco was unwilling to proceed with the transaction if the Company insisted on having a “go-shop” period, was unwilling to be required to keep the tender offer open for more than 20 business days, and was unwilling to reduce the termination fee below $5 million.  However, MVA advised that Watsco was willing to reduce the notice period to five business days, modify the definition of “superior proposal” to be an offer that exceeded Watsco’s offer by more than $0.30 per share, would modify the tender and support agreements with the executive officers so that they would be terminated if the Board terminated the agreement because of a superior proposal, provided that under such a circumstance the executive officers would be obligated to pay to Watsco the net proceeds to the executive officers for such shares in excess of $6.75 a share, and would shorten the termination date to four months but insisted that Watsco retain the unilateral right to extend it for an additional period of one month.

On June 21, 2007, management advised the Board by email of Watsco’s response and the status of the negotiations.

On June 22, 2007, MVA delivered a revised draft of the Merger Agreement and a form of sale and support agreement to Fulbright, which drafts reflected Watsco’s revised proposals.

On June 23, 2007, Watsco talked with Houlihan Lokey several times, and expressed its continued belief that its offer was compelling.

On June 25, 2007, Fulbright delivered its comments to the revised Merger Agreement to MVA, noting that the deal protection provisions were subject to further discussion.

On June 26, 2007, Fulbright and MVA discussed the Company’s comments to the revised draft Merger Agreement by telephone, and resolved substantially all of the open issues other than those relating to the deal protection provisions.

On June 28, 2007, the Board met telephonically to discuss Watsco’s revised Merger Agreement and the open issues including those regarding the deal protection provisions.  Fulbright and Houlihan Lokey participated by telephone.  The Board noted that substantially all of the open issues on the merger agreement had been resolved other than those relating to the deal protection provisions.  After extensive discussion, the Board concluded that it would reiterate its position on what it believed to be were the three most important components of the deal protection provisions, and instructed Houilhan Lokey to present the Company’s counter-proposal to Watsco’s revised proposals.  Houlihan Lokey advised Watsco that the Company believed the termination fee should be reduced to 3.0% of the Company’s equity value, that the definition of “superior proposal” should be modified to include any proposal of an alternative transaction that the Board concluded it would be required to accept in accordance with its fiduciary duties without any requirement that a competing offer exceed Watsco’s offer by any minimum amount, and that the tender offer period be extended to 40 days.

On June 29, 2007, Watsco advised Houlihan Lokey that Watsco would be willing to agree to the Company’s proposal regarding the definition of “superior proposal,” but that Watsco was unwilling to reduce the termination fee or to lengthen the tender offer period.  In addition, Watsco advised Houlihan Lokey that this represented Watsco’s final concessions regarding the deal protection provisions, and that Watsco was only willing to proceed with the transaction on those terms.

On June 30, 2007, the Company Board met telephonically to consider the proposed transaction.  Fulbright and Houlihan Lokey participated by telephone.  The Company’s senior management reviewed the proposed transaction with the Board.  Management also updated the Board regarding the Company’s business and recent results of operations, including trends in the Company’s industry.  The Board also reviewed with Fulbright the material terms of the Merger Agreement, including Watsco’s final proposals regarding the deal protection provisions.  During the meeting, Houlihan Lokey reviewed its analysis of the proposed transaction, and delivered its oral opinion that, as of the date of the meeting and based upon and subject to the factors, assumptions, matters, procedures, limitations and qualifications it summarized and as would be set forth in its written opinion, the consideration to be received by the holders of Company common stock in the transaction was fair, from a financial point of view, to such holders.  The Board was also advised by Fulbright with respect to its fiduciary obligations in connection with considering and approving the Merger Agreement.  Following further discussion and based on the totality of the information presented and the fairness opinion issued by Houlihan Lokey, the Board, among other things, instructed management to undertake to finalize and execute the definitive Merger Agreement and related documentation.

From June 30 through the afternoon of July 3, 2007, management of the Company and Watsco, together with Fulbright and MVA, continued to work to finalize the Merger Agreement and conclude Watsco’s remaining due diligence inquiry.

            On July 3, 2007, the Board unanimously approved the Merger Agreement, and declared the transaction to be in the best interests of the Company's shareholders.

Following the close of the market on July 3, 2007, the Company, Watsco and the Purchaser executed the Merger Agreement and Watsco, the Purchaser and the other signatories to the Sale and Support Agreements executed such agreements.

On July 5, 2007, Watsco and the Company issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Board of Directors

In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board considered a number of factors, including:

Company Operations and Financial Condition.  The Board considered the current and historical financial condition and results of operations of the Company, as well as its prospects and objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the HVAC wholesale industry.  The Board also considered the benefits to the Company’s shareholders of receiving a more certain and accelerated return on investment, in the form of the cash Offer Price at a significant premium over recent trading prices for the Shares, in comparison with the less certain possibility of achieving similar or greater value over time if the Company remained independent and continued to execute its business plan.  The Board concluded that the timing, relative certainty and valuation advantages presented by the transaction with Watsco and the Purchaser supported the transaction.

Fairness Opinion.  The Board received and considered a presentation by Houlihan Lokey and a written opinion of Houlihan Lokey to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the Offer Price to be received by the holders of Shares in the Offer and to be received by holders of Shares in the Merger is fair from a financial point of view to such holders.  The full text of the Houlihan Lokey written opinion dated June 28, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Houlihan Lokey in rendering its opinion, is attached as Annex A and is incorporated in its entirety herein by reference.  Company shareholders are urged to, and should, carefully read the Houlihan Lokey opinion in its entirety.  The Houlihan Lokey opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Common Stock of the Offer Price proposed to be paid in the Offer and the Merger.  The Houlihan Lokey opinion was directed solely to the Board and was not intended to be, and does not constitute, a recommendation to any Company shareholder as whether to tender Shares or to how any shareholder should vote or act on any matter relating to the proposed Offer or Merger.  The Board considered and relied upon the experience and reputation of Houlihan Lokey as financial advisors in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements, the firm’s knowledge of the HVAC wholesale industry, and the firm’s experience rendering fairness opinions in merger and acquisition transactions.

Trading Price of the Shares and Offer Price.    The Board considered the recent and historical stock price performance of the Shares and considered that the Offer Price represented a premium of approximately 46% over the closing price of the Shares on the AMEX exchange on June 29, 2007, a premium of approximately 48% over the average of the closing prices of the Shares on the AMEX exchange for the last 30 days of trading prior to June 30, 2007, a premium of approximately 5% over the highest closing price of the Shares on the AMEX exchange in the 52 weeks prior to June 30, 2007, and a premium of approximately 67% over the lowest closing price of the Shares on the AMEX exchange in the 52 weeks prior to June 30, 2007.  The Board considered the benefits to the Company’s shareholders of receiving the value enhancement represented by these premiums to the recent and historical market prices of the Company’s Common Stock and concluded that such benefits supported the transaction with Watsco and the Purchaser.

The Merger Agreement.  The Board considered the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step tender offer and second-step merger, which may provide the Company’s shareholders with an opportunity to receive cash on an accelerated basis, and the nature of the arm’s length negotiation of the Merger Agreement.

Presentations and Management View.  The Board considered the presentations by, and discussion of the terms of the Merger Agreement with, the Company’s senior management, Fulbright and Houlihan Lokey.  The Board also considered the belief of the Company’s senior management that, based on its review of the Company’s strategic alternatives and based on Houlihan Lokey's experience in the industry, it was highly unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its shareholders than the Offer and the Merger.

Strategic Alternatives. The Board considered potential strategic alternatives available to the Company and the viability and risks associated with each alternative, including the prospects for the Company on a stand-alone basis and the risks associated with achieving and executing upon the Company’s business plan, both short-term and long-term.

Financial Alternatives. The Board considered potential financial alternatives, and the viability and risks associated with such alternatives.

Minimum Tender Condition.  The Board considered the fact that the Offer is conditioned on the number of tendered Shares, along with the Committed Shares, being at least 66⅔% of all Shares of Common Stock then outstanding, subject to reduction of the minimum amount in certain circumstances, as set forth in the Merger Agreement.

Other Conditions to Consummation.  The Board considered the likelihood that the Offer and the Merger would be consummated, including the customary nature of the conditions to the Offer and the Merger, Watsco’s and the Purchaser’s representation and warranty regarding the financing of the transactions contemplated by the Merger Agreement, the experience, reputation and financial condition of the Purchaser, the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act (as defined below) and the favorable prospects for receiving such consents and approvals.

Fiduciary Out. The Board considered the fact that while the Merger Agreement prohibits the Company from soliciting proposals concerning an acquisition of the Company, the Board, in the exercise of its fiduciary duties, would be able, subject to compliance with certain requirements, to provide information to, and engage in negotiations with, a third party that makes an unsolicited Superior Proposal (as defined in the Merger Agreement), and that the Board would be able to terminate the Merger Agreement and accept a Superior Proposal upon payment to the Purchaser of a termination fee of $5,000,000 and subject to compliance with certain other requirements.

Availability of Dissenters’ Rights. The Board considered the fact that shareholders of the Company who believe that the terms of the Offer and the Merger are unfair have the right to dissent from the Merger and demand payment of the fair value for their Shares, in lieu of the consideration to be received in the Merger, in accordance with Texas law, if such shareholders do not tender their shares in the Offer, do not vote in favor of the Merger and otherwise comply with Texas law.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but summarizes the material factors considered. The members of the Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In view of the number and wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Intent to Tender

Prior to entering into the Merger Agreement, Watsco and the Purchaser entered into Sale and Support Agreements with each of the Supporting Shareholders.  Collectively, the Supporting Shareholders beneficially owned as of June 29, 2007, 3,122,819 Committed Shares, representing approximately 26% of the Company’s outstanding Shares as of June 29, 2007.  The Supporting Shareholders have agreed to sell the Committed Shares to Purchaser for $6.75 per Share following the closing of the Offer.  See “Item 3 - Past Contacts, Transactions, Negotiations and Agreements - Agreements with Watsco – Sale and Support Agreements” above.

To the best of the Company's knowledge, after reasonable inquiry, each other Section 16 officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender to the Purchaser all Shares held of record or beneficially owned by such person or entity that are eligible to be tendered in the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

The Company engaged Houlihan Lokey to act as investment banker for the Company.  Pursuant to the engagement letter between the Company and Houlihan Lokey, dated as of April 20, 2007, Houlihan Lokey is entitled to the following fees:

●    a cash retainer in the amount of $50,000, payable upon retention of the firm;

●    a cash fee in the amount of $250,000, payable upon closing of the transactions contemplated by the Merger Agreement;

●    an opinion fee in the amount of $400,000, less the amount of the cash retainer, which was payable at the time Houlihan Lokey delivered its fairness opinion; and

●    reimbursement of certain out-of-pocket expenses.

The Company has also agreed to indemnify Houlihan Lokey and Houlihan Lokey’s directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.  In the ordinary course of business, Houlihan Lokey may actively trade Shares and other securities of the Company, as well as securities of the Purchaser, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

The Company may engage a proxy solicitation or similar firm to assist in the solicitation of tenders of Shares and will pay any such firm fees at market rates.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than the execution and delivery of the Merger Agreement and the Sale and Support Agreements.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Texas Business Corporation Act

We are subject to Part Thirteen (the “Business Combination Law”) of the Texas Business Corporation Act (the “TBCA”).  In general, the Business Combination Law prevents an “affiliated shareholder” or its affiliates or associates from entering into or engaging in a “business combination” with an “issuing public corporation” during the three-year period immediately following the affiliated shareholder’s acquisition of shares unless: (1) before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or (2) not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

For the purposes of the Business Combination Law, an “affiliated shareholder” is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares. A “business combination” is defined generally to include: (1) mergers or share exchanges; (2) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation; (3) certain issuances or transaction by the corporation that would increase the affiliated shareholder’s number of shares of the corporation; (4) certain liquidations or dissolutions; and (5) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

An “issuing public corporation” is defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Exchange Act, or any voting shares qualified for trading in a national market system.

In accordance with the provisions of Article 13.03 of the TBCA, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Part Thirteen of the TBCA are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Dissenters’ Appraisal Rights.    No appraisal rights are available in connection with the Offer. Upon completion of the Offer, however, Watsco and the Purchaser will cause the Merger to be effected, subject to the closing conditions contained in the Merger Agreement, and each holder of Shares who has not tendered such holder’s Shares in the Offer and who validly exercises such holder’s appraisal rights in connection with the Merger by properly complying with the requirements of Articles 5.12, 5.13 and 5.16, as applicable, of the TBCA will have the right to have the “fair value” of such holder’s Shares determined by a court and paid to them in cash. Under Texas law, if shareholders are given an opportunity to vote on the merger at a shareholders’ meeting, the fair value of shares for purposes of the exercise of dissenters’ appraisal rights in connection with the Merger is defined as the value of the Shares as of the day immediately preceding the shareholders’ meeting, excluding any appreciation or depreciation in anticipation of the Merger. Alternatively, if shareholders are not given an opportunity to vote on the Merger because the Purchaser owns at least 90% of the Shares following the tender offer, the fair value of Shares for purposes of the exercise of dissenters’ appraisal rights in connection with the Merger is defined as the value of the Shares as of the day before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. This value may be determined to be more or less than or the same as the Offer Price to be received either in the Offer or pursuant to the terms of the Merger.

Failure to follow the steps required by Articles 5.12, 5.13 and 5.16 of the TBCA for validly exercising dissenters’ appraisal rights may result in the loss of dissenters’ appraisal rights, in which event a record holder will be entitled to receive the consideration with respect to such holder’s shares in accordance with the Merger. In view of the complexity of Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA, if you are considering dissenting from the Merger and pursuing appraisal rights, you are urged to consult your own legal counsel.

Appraisal rights cannot be exercised at this time.  The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

Shareholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect to their Shares but, rather, will receive the Offer Price.

The foregoing summary of the rights of objecting shareholders under the TBCA does not purport to be a complete statement of the procedures to be followed by shareholders of the Company desiring to exercise any available dissenters’ appraisal rights. The foregoing discussion is qualified in its entirety by Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA.

Short-form Merger.    Under the TBCA and the Texas Business Organizations Code (the “TBOC”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of the Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s shareholders.  If the Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company’s shareholders of the Company is required under the TBCA or the TBOC, a longer period of time will be required to effect the Merger.

Regulatory Approvals

United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied.  The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, the Purchaser has informed the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on July 10, 2007.  The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing.  Prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, consummation of the Merger may be legally delayed only by court order.  In practice, complying with a request for additional information or material can take a significant amount of time.  In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.  Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Watsco or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Item 9.    Exhibits.

The following Exhibits are filed herewith:

Exhibit Number	Description

(a)(1)
Offer to Purchase, dated July 9, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(2)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(3)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(6)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(7)
Form of Summary Advertisement as published in The New York Times (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(a)(8)	Joint Press Release issued by the Company and Watsco, Inc. on July 5, 2007 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on July 6, 2007).

(a)(9)	Opinion of Houlihan Lokey, dated as of June 28, 2007 (included as Annex A to this Statement).

(e)(1)
Agreement and Plan of Merger, dated as of July 3, 2007, among Watsco, Inc., Coconut Grove Holdings, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on July 6, 2007).

Exhibit Number	Description

(e)(2)
Form of Sale and Support Agreement (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(e)(3)
Confidentiality Agreement, dated June 1, 2005, between Watsco, Inc. and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the Securities and Exchange Commission by Watsco, Inc. and Coconut Grove Holdings, Inc. on July 9, 2007).

(e)(4)	Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex B to this Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ACR Group, Inc.

By:	/s/Anthony R. Maresca
Name:	Anthony R. Maresca
Title:	Senior Vice President, Chief Financial Officer and Treasurer

ANNEX A

HOULIHAN LOKEY
INVESTMENT BANKING SERVICES

June 28, 2007

The Board of Directors of ACR Group, Inc.
3200 Wilcrest Drive, Suite 400
Houston, TX 77042

Dear Members of the Board of Directors:

We understand that ACR Group, Inc. (“ACR” or the “Company”) is considering whether to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among ACR, Watsco, Inc. (“Watsco” or “Parent”) and Coconut Grove Holdings, Inc. (“Merger Sub”).  The Merger Agreement provides that (i) Merger Sub shall promptly commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a price of $6.75 per share (the “Offer Price”), and (ii) following the completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), pursuant to which each outstanding share of the Company’s common stock will be converted into the right to receive $6.75 per share.  The Offer and the Merger are collectively referred to herein as the “Transaction.”  The reference to “Consideration” shall mean the right for a shareholder to receive $6.75 per share in cash either in connection with the Offer or the Merger.

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey” or “we”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Offer Price and Consideration to be received by the holders of the Company’s common stock other than those holders who serve as an executive officer or on the Board of Directors of the Company and their respective affiliates (“Unaffiliated Stockholders”) in connection with the Transaction is fair to them from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.
reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal years ended February 28, 2005, February 28, 2006, and February 28, 2007, and Company-prepared interim financial statements for the period ended April 30, 2007, which the Company’s management has identified as being the most current financial statements available;

2.
spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

3.	reviewed copies of the following agreements and documents:
a.	the Merger Agreement (in draft form as of June 22, 2007);
b.	the Sale and Support Agreement (in draft form as of June 22, 2007);

4.	reviewed financial forecasts and projections prepared by the management of the Company with respect to the years ended February 28, 2008 through 2012;

5.
reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years and those of certain other publicly traded companies which we deemed relevant;

6.
reviewed certain other publicly available financial data for certain other companies that we deemed relevant and publicly available transaction prices and premiums paid in other transactions that we deemed relevant and similar to the Transaction;

7.	reviewed the Company’s certificate regarding projections addressed to Houlihan Lokey; and

8.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.  In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based.  We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are not any facts or other information that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 3 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified in item 3 above will not differ in any material respect from such draft documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party.  We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

We have not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This Opinion is furnished solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, any security holder or any other person as to how to act with respect to, or whether to tender their shares of Company common stock with respect to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made by any recipient of this Opinion, without the prior written consent of Houlihan Lokey.  Notwithstanding the preceding sentence, this Opinion may be included in its entirety in any proxy, information statement or Schedule 14D-9 furnished to shareholders of the Company in connection with the Transaction if such inclusion is required by applicable law.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or Watsco and its respective affiliates. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

The Company acknowledges that Houlihan Lokey and/or its affiliates may have rendered services in the past and may be requested to render services in the future to Watsco and its affiliates, and that such services do not and will not constitute any actual or potential conflict of interest on the part of Houlihan Lokey.

Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction.  In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party, other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to the Company, its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

 /s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

ANNEX B

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about July 18, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) of ACR Group, Inc., a Texas corporation (the “Company”).  You are receiving this Information Statement in connection with the possible appointment of persons designated by Watsco, Inc., a Florida corporation (“Watsco”) to a majority of seats on the Board of Directors (the “Board of Directors” or the “Board”) of the Company.  On July 3, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Watsco and Coconut Grove Holdings, Inc., Inc., a Texas corporation and a wholly owned subsidiary of Watsco (the “Purchaser”), pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock of the Company, par value $.01 per share (collectively, the “Common Stock” and each, a “Share”) other than the Committed Shares (as defined in the Recommendation Statement) at a purchase price of $6.75 in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated July 9, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”).  Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Watsco and the Purchaser with the Securities and Exchange Commission (the “Commission”) on July 9, 2007.

The Merger Agreement provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, and in accordance with the Texas Business Corporation Act (the “TBCA”) and the Texas Business Organizations Code, the Purchaser will be merged with and into the Company, with the Company surviving the Merger (such surviving corporation is sometimes referred to as the “Surviving Corporation” and such merger is referred to as the “Merger”).  At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than 373,001 restricted Shares held by certain officers and key employees of the Company and its subsidiaries (the “Converted Company Restricted Shares”), Shares tendered in the Offer, the Committed Shares and the Dissenting Shares (as defined below)) will be converted into the right to receive the price paid in the Offer, without interest.  Shares held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Articles 5.12, 5.13 and 5.16 of the TBCA relating to dissenters’ rights of appraisal (the “Dissenting Shares”) will not be converted into a right to receive the price paid in the Offer, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

The Offer, the Merger and the Merger Agreement are more fully described in the Recommendation Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on July 17, 2007 and which is being mailed to shareholders of the Company along with this Information Statement.  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  The information set forth herein supplements certain information set forth in the Recommendation Statement.  Information set forth herein related to Watsco, the Purchaser or the Watsco Designees (as defined below) has been provided by Watsco.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 9, 2007.  The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, August 3, 2007 unless the Purchaser extends it.

Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Recommendation Statement.

GENERAL

The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each share has one vote.  As of the close of business on July 3, 2007, there were 12,063,765 outstanding shares of Common Stock.  As of such date, Watsco and the Purchaser did not own any shares of Common Stock.  See “Ownership of Common Stock by Certain Beneficial Owners and Management” below.

RIGHT TO DESIGNATE DIRECTORS AND THE PURCHASER DESIGNEES

The Board of Directors of the Company

The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, the number of Shares constituting the Minimum Condition, Watsco will be entitled to designate such number of directors on the Board as will give Watsco representation on the Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of the Shares so accepted for payment and paid for by the Purchaser plus the number of the Shares otherwise owned by the Purchaser or Watsco bears to (ii) the number of such Shares then outstanding.

Watsco has advised the Company that Watsco currently intends, promptly after consummation of the Offer, to exercise this right and to designate certain of its executive officers or executive officers of its subsidiaries to serve as directors of the Company.  The Company has agreed to take all action necessary to cause Watsco’s designees to be elected or appointed to the Board as provided above, including increasing the size of the Board or obtaining the resignation of current directors.  The Company has also agreed to use take all action necessary to cause Watsco’s designees to be proportionately represented on each committee of the Board and each board of directors of each subsidiary of the Company and each committee thereof designated by Watsco.  Until Watsco and/or the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company has agreed to use its reasonable best efforts to ensure that all of the members of the Board and such committees and boards who are not employees of the Company will remain members of the Board and such committees and boards.  Subject to applicable law, the Company has agreed promptly to take all action requested by Watsco necessary to effect any such election or appointment, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Following the election or appointment of Watsco’s designees pursuant to provisions described in the preceding paragraphs until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Watsco shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the price paid in the Offer or the Merger, any extension of time for performance of any obligation or action hereunder by Watsco or the Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the “tail” liability insurance for directors and officers.

The Watsco designees will be selected by Watsco or the Purchaser from among the individuals listed below.  Watsco has advised the Company that each of the following individuals has consented to serve as a director of the Company if appointed or elected.  If necessary, Watsco may choose additional or other Watsco designees, subject to the requirements of Rule 14f-1 under the Exchange Act.  None of the Watsco designees currently is a director of, or holds any positions with, the Company.  Watsco has advised the Company that, to the best of Watsco’s knowledge, except as set forth below, none of the Watsco designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Watsco and the Company that have been described in the Offer to Purchase or the Recommendation Statement.

Name, Age, and Principal Occupation and Employment History of the Watsco Designees

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Watsco designees are set forth below.  Unless otherwise indicated, the business address of each such person is c/o Watsco, Inc., 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133.

Name	Principal Occupation or Employment During the Past Five Years	Age

Barry S. Logan	Mr. Logan has served as Senior Vice President of Watsco since November 2003 and as Secretary since 1997. Mr. Logan served as Vice President – Finance and Chief Financial Officer of Watsco from 1997 to October 2003 and as Treasurer from 1996 to 1998. Mr. Logan is a certified public accountant.	44

Carole J. Poindexter	Ms. Poindexter has served as President of Baker Distributing Company, LLC, a subsidiary of Watsco, since 1999. She served as Executive Vice President of Watsco from 1996 to 1999, Vice President Finance and Chief Financial Officer of Watsco from 1984 to 1996, Treasurer of Watsco from 1981 to 1984 and Controller of Watsco from 1979 to 1981.	51

Ana M. Menendez	Ms. Mendez has served as Chief Financial Officer of Watsco since November 2003, as Treasurer of Watsco since 1998 and as Assistant Secretary of Watsco since 1999. Ms. Menendez is a certified public accountant.	42

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning beneficial ownership of the Common Stock as of April 30, 2007, by (i) each shareholder who is known by the Company to own beneficially more than 5% of the outstanding Shares, (ii) each director, (iii) the President and Chief Executive Officer, and other executive officers of the Company, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated. All information with respect to beneficial ownership has been furnished by the shareholders to the Company.

Name and Address of Beneficial Owner	Amount Of Beneficial Ownership (1)	Percent of Class
DST Investments 1100 Uptown Park Blvd., No. 72 Houston, Texas 77056	1,268,394	10.5%

Alan D. Feinsilver (2) 4400 Post Oak Parkway, Suite 2250 Houston, Texas 77027	196,684	1.6%

Anthony R. Maresca (3) 3200 Wilcrest Drive, Suite 440 Houston, Texas 77042	768,566	6.4%

Thomas J. Reno (4) 2010 Roanwood Houston, Texas 77090	25,000	0.2%

Jo E. Shaw, Jr. 9 High Ridge Road Santa Fe, New Mexico 87506	-	0.0%

Roland H. St. Cyr (5) 3151 Lake Island Dr. Montgomery, Texas 77356	51,000	0.4%

A. Stephen Trevino (6) 3200 Wilcrest Drive, Suite 440 Houston, Texas 77042	1,749,800	14.5%

Alex Trevino, Jr. (7) 3200 Wilcrest Drive, Suite 440 Houston, Texas 77042	1,874,847	15.5%

Marshall G. Webb 6110 Inwood Drive Houston, Texas 77057	-	0.0%

All Directors and Executive Officers as a group (8 persons) (8)	3,397,503	28.2%

(1)
For each beneficial owner, the number of shares outstanding and their percentage of stock ownership includes the number of common and all common equivalent shares (including options exercisable within 60 days) owned by such individual at May 31, 2007.

(2)
Includes 104,684 shares owned by a family limited partnership in which Mr. Feinsilver is the general partner, 25,000 shares owned by a trust of which Mr. Feinsilver is the trustee, and 10,500 restricted shares which are subject to vesting requirements set forth in an agreement with the Company dated March 1, 2004.

(3)	Includes 250,001 restricted shares which are subject to vesting requirements set forth in an employment agreement with the Company dated March 1, 2004.

(4)	Includes 18,750 restricted shares which are subject to vesting requirements set forth in an agreement with the Company dated October 26, 2005.

(5)	Includes 10,500 restricted shares which are subject to vesting requirements set forth in an agreement with the Company dated March 1, 2004.

(6)
Includes 1,268,394 shares owned by DST Investments, a partnership in which Mr. A.S. Trevino, his mother and his sister are partners, and 11,259 shares owned by the wife and children of Mr. A.S. Trevino.  The beneficial ownership of all of such shares is disclaimed by Mr. A.S. Trevino.  Includes 250,001 restricted shares which are subject to vesting requirements set forth in an employment agreement with the Company dated March 1, 2004.

(7)
Includes 1,268,394 shares owned by DST Investments, a partnership whose partners are Henrietta Trevino, wife of Mr. A. Trevino, and his two adult children, and 2,000 shares owned by Henrietta Trevino.  The beneficial ownership of all of such shares is disclaimed by Mr. A. Trevino.

(8)	Includes all shares as to which directors and executive officers disclaim beneficial ownership.

BOARD OF DIRECTORS

The following information sets forth the principal occupation, or employment and principal business of the employer, if any, of each director, as well as his age, business experience, other directorships held by him, and the period during which he has previously served as director of the Company.

Alex Trevino, Jr., age 71, has served as President and Chief Executive Officer of the Company since 1990.  Mr. Trevino earned a BA from Rice University in 1958, and a BS in Mechanical Engineering in 1959.  Mr. Trevino has owned and managed wholesale businesses in the HVAC industry for over 40 years.  Mr. Trevino has been a member of  the Board since 1982, serving as Chairman since 1988.

Alan D. Feinsilver, age 59, is the President of The Overbrook Company, a private company with emphasis on real estate and other investments.  Mr. Feinsilver also serves as Vice President of HGG Investments, Inc, a private investment entity.  Mr. Feinsilver is also a member of the Board of Directors and serves as Chairman of the Audit Committee of Equus II, Incorporated, a publicly traded company listed on the New York Stock Exchange.  None of these entities is related to the Company.  Mr. Feinsilver has been a member of the Board since 2001.

Anthony R. Maresca, age 56, has been employed by the Company since 1985, serving as Controller until 1985 when he became Senior Vice President, Chief Financial Officer and Treasurer.  Mr. Maresca earned a BA from Rice University in 1972, and is a certified public accountant, and has been a member of the Board since 1986.

Thomas J. Reno, age 65, is the President of Thomas J. Reno & Associates, Inc.   Mr. Reno provides consulting services to client organizations in all aspects of human resource management, compensation and benefits.  Prior to starting Thomas J. Reno & Associates, Mr. Reno served with KPMG, LLP, as Partner-in-Charge of the Central Region Compensation & Benefits Consulting Practice.  Neither of these entities is related to the Company.  Mr. Reno has been a member of the Board since August, 2005.

Jo E. Shaw, Jr., age 73, is an attorney and has practiced law continuously since 1959.  He was President of Shaw & Associates, a law firm specializing in the practice of real estate, mortgage lending and bankruptcy law, where he represented many national mortgage companies.  He also is a former director, major shareholder and legal counsel for a small bank in Texas.  For many years, Mr. Shaw also held leadership positions, as mayor, councilman, city attorney and municipal judge, in two small, incorporated cities in the immediate Houston area.  Mr. Shaw has been a member of the Board since January, 2006.

Roland H. St. Cyr, age 77, owned and managed Hallmark Air Conditioning, Inc. ("Hallmark"), an HVAC service company based in Houston, Texas from 1974 to 1997, at which time he sold and became a consultant to the business.  Hallmark is not related to the Company.  Mr. St. Cyr has been a member of the Board since 1998.

A. Stephen Trevino, age 44, has been employed by the Company as General Counsel since March 1999, was elected Vice President and Secretary in 2000, and Senior Vice President in 2003.  Mr. Trevino is the son of Alex Trevino, Jr., Chairman of the Board and Chief Executive Officer of the Company.  Mr. Trevino earned a BBA from The University of Texas in 1984 and a JD from The University of Texas School of Law in 1987.  Mr. Trevino is licensed to practice law in the State of Texas, and has been a member of the Board since 1997.

Marshall G. Webb, age 64, is founder and President of Polaris Group, which he organized in 1999 to provide financial advisory and merger and acquisition services to public and private companies.  Prior to founding Polaris, he founded, was CEO and led the IPO of a global provider of information technology solutions to government and business.  Mr. Webb was an owner and executive officer for 18 years of several major staff augmentation and outsourcing companies.  He also is a director of Isolagen, Inc. and Teletouch Communications, Inc., two other publicly traded companies that are listed on the American Stock Exchange.  Mr. Webb is a certified public accountant and holds a Certificate of Director Education, a nationally recognized designation for corporate directors.  Mr. Webb has been a member of the Board since January, 2006.

Michael F. Knoop, age 63, has been employed by the Company since 1998 and serves as the President of the Florida Cooling Supply, Inc. business unit.

Ronnie G. Floyd, age 62, has been employed by the Company since 1991 and serves as the President of the Total Supply Inc. business unit.

Meetings and Committees of the Board

Board Meetings

The Board met four times during fiscal 2007.  All members of the Board attended each meeting, including the Board’s annual meeting.  No director attended less than 75% of the total number of meetings held by the committees of the Board on which the director served.

Audit Committee

The Audit Committee (i) reviews the independence, qualifications and performance of the Company’s independent public accountants, recommends their retention to the entire board, and reviews the final report of the independent accountants; (ii) reviews the procedures employed by the Company in the preparation of its financial statements; (iii) reviews known or suspected violations of policies and procedures set forth in the Code of Business Conduct and Ethics and applicable laws and regulations; (iv) pre-approves all audit and non-audit services provided by the independent accountants; (v) reviews with the Chief Financial Officer and independent accountants corporate accounting practices and policies and financial controls; and (vi) performs all other duties as the Board may from time to time designate.

The Audit Committee is comprised of Messrs. Webb (Chairman), Feinsilver, and St. Cyr, each of whom is an independent director as defined under the listing requirements of the American Stock Exchange (the “AMEX”).  The Board has determined that Messrs. Webb and Feinsilver each qualify as an “audit committee financial expert” under federal securities laws.  The Audit Committee members are not professional accountants or auditors, and their role is not intended to duplicate or certify the activities of management and the independent accountants.  The Audit Committee held four meetings during fiscal 2007, at which all members were present.

The Audit Committee has a written charter adopted by the Board of Directors in fiscal 2006 that can be found on the Company’s website, www.acrgroup.com.

Compensation Committee

The Compensation Committee is comprised of Messrs. St. Cyr (Chairman), Feinsilver and Reno, each of whom is an independent director as defined under the listing requirements of the AMEX.  The Compensation Committee is responsible for overseeing the Company’s executive compensation programs and making recommendations to the entire Board regarding compensation of the Company’s executive officers in order to ensure the attraction and retention of talented senior corporate executives, to motivate and reward their performance in the achievement of the Company’s business objectives, and to align their interests with the long-term interests of the Company’s shareholders. The Company’s compensation strategy has increasingly linked compensation to performance of the Company and the creation of shareholder value tied to the long-term performance of the Company.  The Compensation Committee held three  meetings during fiscal 2006, at which all members were present.

The Compensation Committee has a written charter that can be found on the Company’s website, www.acrgroup.com.

Nominating Committee

The Nominating Committee is comprised of Messrs. Shaw (Chairman), Reno and St. Cyr, each of whom is an independent director as defined under the listing requirements of the AMEX.  The Nominating Committee is responsible for evaluating and nominating potential candidates to become members of the Board, and evaluating current members of the Board.  The Nominating Committee does not yet have a written policy that governs the consideration of shareholder-recommended director candidates, but will consider candidates recommended by shareholders on a case-by-case basis.  Shareholders who desire to recommend a candidate for service on the Board should provide such recommendation to the Chairman of the Nominating Committee in accordance with applicable securities laws.  A candidate for consideration must have an educational background and business experience that would likely result in a meaningful contribution being made by such candidate to the Board.  Candidates must possess unquestionable integrity and have a strong reputation in the community.  The Committee will evaluate candidates submitted by shareholders with the same criteria that it uses for all other candidates.

The Nominating Committee has a written charter that can be found on the Company’s website, www.acrgroup.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Each director, and certain officers and shareholders of the Company are required to report to the Securities and Exchange Commission, by a specified date, his transactions related to common stock of the Company. Based solely on a review of the copies of reports furnished to the Company or written representations that no other reports were required, the Company believes that during fiscal 2007 all filing requirements were met in all material respects.

Code of Ethics and Business Conduct

The Company has prepared and adopted a written code of ethics applicable to all of the Company’s officers and employees.  The code restates the Company’s practices of requiring honest and ethical conduct, including handling of apparent and actual conflicts of interest, full, fair, accurate, timely, and understandable disclosure in reports and documents filed or submitted, compliance with all applicable laws, rules and regulations, prompt reporting of violations of the code and accountability for adherence to the code.  The Code of Business Conduct and Ethics can be found on the Company’s website, www.acrgroup.com.

Communications with the Board

Shareholders may communicate with the Board, Board committees, non-management directors as a group and individual directors by submitting their communications in writing to the Company’s Corporate Secretary. All communications must identify the author, state that the author is a shareholder of the Company and be forwarded to the following address:

ACR Group, Inc.
3200 Wilcrest Drive, Suite 440
Houston, Texas 77042
Attn: Corporate Secretary
Re: Shareholder Communication

The Company’s Corporate Secretary will distribute all shareholder communications to the intended recipient upon receipt.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the executive officers of the Company has served on the board or on the compensation committee of any other entity, any of whose officers served either on the Board or on the Compensation Committee of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis explains the Company’s policies and philosophies regarding executive compensation and the material elements of the compensation earned by, and paid to each of the Company’s executive officers and two other most highly compensated employees during the last completed fiscal year.

Compensation Policies and Philosophy

The Compensation Committee currently oversees the design and administration of the Company’s executive compensation program.  The Compensation Committee’s primary objectives in structuring and administering our executive officer compensation program are to: attract, reward and retain executive officers who contribute to the Company’s success; provide economic incentives for executive officers to achieve the Company’s business and financial objectives by linking the executive officers’ compensation to the performance of the Company; strengthen the relationship between executive pay and stockholder value; and reward individual performance.

To achieve these objectives, the Compensation Committee endeavors to implement and maintain compensation packages that are performance-oriented and designed to link the Company’s strategic business objectives, specific financial performance objectives and the enhancement of shareholder returns with the compensation of the Company’s executives, including the Named Executive Officers, using a combination of base salary, cash bonuses and restricted stock awards.  The Compensation Committee evaluates, among other things, the following factors for each of the executives; (1) specialized education and training, and work experience; (2) the individual’s work ethic and ability to perform required tasks; (3) the individual’s knowledge of his or her job; and (4) the individual’s ability to work with others toward the achievement of the Company’s goals.  The Compensation Committee also evaluates corporate performance by considering factors such as the Company’s performance relative to the business environment and the success of the Company in meeting its business and financial objectives.  In reviewing the above listed factors regarding both individual and corporate performance, the Compensation Committee relies on its subjective evaluation.   The Company believe that it is important to reward excellence, leadership and outstanding long-term company performance in a form designed to retain and motivate executives while aligning their incentives with continued high levels of performance.

The Compensation Committee’s practice is to establish the annual compensation packages for our executive officers near the start of the fiscal year.  The Compensation Committee may conduct additional analyses of compensation trends and assessments of the Company’s competitive position at other times during the year to address changes in the market for executive services or special circumstances affecting the Company.

Components of Compensation

The compensation of executive officers consists of three principal components: base salary, cash incentive bonuses and grants of restricted stock. The Compensation Committee believes that the combination of these elements is essential to attracting and retaining talented and hard-working individuals and aligning their incentives with the interests of our stockholders. The Compensation Committee does not adopt express formulae for weighting different elements of compensation or for allocating between long-term and short-term compensation but strives to develop comprehensive packages that are competitive with those offered by other companies with which the Company competes to attract and retain talented executives.

Base Salary

The Compensation Committee conducts an annual review of the base salary for each senior executive officers.  Each year after the completion of the Company’s fiscal year end, the Compensation Committee meets with the Chief Executive Officer to consider the individual and corporate performance factors outlined above, the success of the Company in meeting its business and financial objectives, and the overall contribution of each executive officer in helping to attain those objectives.  The Compensation Committee also considers each executive officer’s qualifications, duties and responsibilities.

Cash Bonuses

The Company’s executives are eligible to receive cash incentive bonuses on an annual basis.  This element of compensation is designed to motivate the Company’s employees to meet the business and financial objectives of the Company because it is tied to the profitability of the Company.  The formula for calculating the annual cash bonus is determined at the beginning of each fiscal year.  The Board retains the authority to award discretionary cash bonuses to the executive officers.

Equity Compensation

The Compensation Committee makes recommendations to the Board for the awarding of equity-based, long-term incentive compensation.  The Compensation Committee believes that stock grants to executive officers provide incentives for executive officers to build stockholder value and thereby align the interests of the executive officers with the stockholders. The Compensation Committee also believes that these grants, which vest over a period of years, provide incentives for executive officers to remain with the Company.  In determining the number of shares granted in any fiscal year, the Compensation Committee considers such factors as the seniority of the executive officer, the contribution that the executive officer is expected to make to the Company in the coming years and has made to the Company in the past, and the size of prior grants to the executive officer.

Perquisites

The Company annually reviews the perquisites that senior executives receive.  Executive officers are provided with the use of a vehicle, and in some instances, reimbursement for club dues, and executive life insurance.

Other Benefits

The Company maintains broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, and a 401(k) plan. Participants in the 401(k) plan are permitted to contribute to the plan through payroll deductions within statutory and plan limits.  The Company provides a matching contribution of up to 3% of each eligible employee’s salary per year.  Participants may select from a variety of investment options.  At this time, investment options do not include the Company’s common stock.

Employment Agreements; Potential Payments Upon Termination of Employment and Change-in-Control

Employment Contracts

Mr. Alex Trevino, Jr. serves as President and Chief Executive Officer of the Company under an employment agreement effective March 1, 1998.  In the absence of notice of termination, the term of the agreement is automatically extended for additional two-year terms.  Under the agreement, Mr. Trevino receives an annual base salary, certain benefits, and an annual incentive bonus based on a formula recommended by the Board’s Compensation Committee and approved by the Board.

Effective March 1, 2004, Mr. Anthony R. Maresca who serves as Senior Vice President and Chief Financial Officer of the Company, and Mr. A. Stephen Trevino, who serves as Senior Vice President and General Counsel of the Company, entered into employment agreements with the Company.  Each agreement provides for an annual base salary, certain benefits, and an annual incentive bonus based on a formula recommended by the Compensation Committee and approved by the Board.  The agreements provided for the grants of restricted shares of common stock of the Company outlined above, and contain change of control provisions.

No Other Agreements

There are no other employment agreements between the Company and other executive officers or employees of the Company and no other executive officers are entitled to any payments upon termination or a change of control that are not generally available to all of the Company’s employees.

162(m) Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of certain otherwise deductible compensation in excess of $1.0 million paid to the Named Executive Officers. It is the policy of the Compensation Committee to attempt to have all executive compensation treated as tax-deductible compensation wherever, in the judgment of the Compensation Committee, to do so would be consistent with the objectives of the compensation plan under which the compensation is paid. However, this policy does not rule out the ability to make awards or to approve compensation that may not qualify for the compensation deduction. The Compensation Committee may elect to approve awards or grant compensation to executive officers which are not deductible by the Company under Section 162(m) of the Internal Revenue Code.

Report of the Compensation Committee

The Compensation Committee is committed to achieving the stated objectives by acknowledging and rewarding contributions made by the Company’s executive officers to the overall performance of the Company.  Compensation arrangements for executive officers generally consist of a combination of fixed base salary, performance-based cash bonuses, and long-term incentives utilizing common stock of the Company.

The Committee considers competitive compensation offered for similar responsibilities by other organizations, including the compensation offered by a peer group of companies. The Committee compares the Company’s total compensation, as well as each major component of compensation, with the peer group for overall competitiveness. Although the Committee reviews peer group information for guidance, it does not exclusively target executive compensation to specific compensation levels at other companies. The Committee uses a variety of resources, including publicly available data and published compensation surveys, in order to establish compensation levels in a highly competitive environment for executive leadership.  Additionally, the committee may utilize the services of outside compensation experts.

The Committee met a total of four times in fiscal 2007 and continued its practice of reviewing total compensation for the Company’s executive officers. Total compensation includes base salary, annual cash bonus, long-term incentive compensation, perquisites and other benefits.

Summary Compensation Table

The following table sets forth the compensation earned by the named executive officers during fiscal 2007. Earned bonuses are generally paid in the fiscal year following the year in which the bonus is earned.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	All Other Compensation ($)	Total ($)
Alex Trevino, Jr.
Chairman of the Board,
President	2007	400,000	214,224	–	22,673	636,897
and Chief Executive Officer
ACR Group, Inc.

Anthony R. Maresca
Senior Vice President, Treasurer	2007	250,000	214,224	–	14,014	478,238
and Chief Financial Officer
ACR Group, Inc.

A. Stephen Trevino
Senior Vice President, Secretary	2007	250,000	214,224	–	12,455	476,679
and General Counsel
ACR Group, Inc.

Michael F. Knoop
President, Florida Cooling	2007	150,000	180,294	117,000	6,283	453,577
Supply,
Inc.

Ronnie G. Floyd
President, Total Supply, Inc.	2007	125,000	79,698	117,000	6,733	328,431

(1)  Messrs. Maresca and S. Trevino each were awarded 500,000 restricted shares of common stock of the Company which vest ratably over a six year period contingent upon future service to the Company, with the first vesting date occurring on March 1, 2005. At February 28, 2007, the unvested restricted shares for each officer had a cumulative value of $1,536,670. Unvested restricted shares have voting rights but are not entitled to dividends.

(2)  Other annual compensation includes Company contributions to the Company’s 401(k) Plan, the value of insurance premiums paid by the Company during the fiscal year with respect to term life insurance for the benefit of the named executive officer, and other perquisites.

FISCAL YEAR 2007 ALL OTHER COMPENSATION TABLE

Name	Year	Perquisites and Other Personal Benefits ($)	Insurance Premiums ($)	Company Contributions to Retirement and 401(k) Plans ($)	Change in Control Payments / Accruals ($)	Total ($)
Alex Trevino, Jr.	2007	5,043	11,030	6,600	–	22,673

Anthony R. Maresca	2007	7,414	–	6,600	–	14,014

A. Stephen Trevino	2007	8,705	–	3,750	–	12,455

Michael F. Knoop	2007	–	–	6,283	–	6,283

Ronnie G. Floyd	2007	2,083	–	4,650	–	6,733

(1) The Company did not pay for any tax reimbursements or accrue or pay for any severance payments in fiscal 2007.

FISCAL YEAR 2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason ($)	After Change in Control Termination w/o Cause or for Good Reason ($)	Change in Control ($)
Alex Trevino, Jr.[1]	Termination	800,000	800,000	–

Anthony R. Maresca[2]	Termination / Change in Control	754,000	754,000	754,000

A. Stephen Trevino[2]	Termination / Change in Control	754,000	754,000	754,000

Michael F. Knoop	None	–	–	–

Ronnie G. Floyd	None	–	–	–

(1) Upon termination the Company is obligated to pay 2.0 times the current base salary.
(2) Upon a change in control the Company is obligated to pay 2.9 times the sum of the base salary plus medical insurance for the prior twelve months. Additionally, the named officers would receive the amount of bonus earned, if any, through the termination or change in control date for the current fiscal year.

(3) There are no payments due for Voluntary Termination, Death, or Disability.

Option Grants in Last Fiscal Year

There were no stock options granted by the Company to the Company’s executive officers during the fiscal year ended February 28, 2007.

Aggregated Option Values

There are no unexpired stock options owned by any of the executive officers at February 28, 2007.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information concerning grants of awards made to each Named Executive Officer during Fiscal 2007:

Name	Grant Date	Approval Date	(#) of Restricted Shares	Exercise or Base Price of Restricted Stock Awards ($ / Sh)	Grant Date Fair Value of Restricted Stock Award ($) (2)
Alex Trevino, Jr.	–	–	–	–	–

Anthony R. Maresca	–	–	–	–	–

A. Stephen Trevino	–	–	–	–	–

Micahel F. Knoop [1]	4/15/2006	4/13/2006	30,000	3.90	117,000

Ronnie G. Floyd [1]	4/15/2006	4/13/2006	30,000	3.90	117,000

(1) Consists of restricted stock that vest ratably over a 5-year period, beginning on the first anniversary of the date of grant. Vesting is contingent on continued employment.
(2) Amounts reflect the dollar amount recognized by the Company for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), for all outstanding awards received by each Named Executive Officer during fiscal 2007.

FISCAL YEAR 2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Alex Trevino, Jr.	–	–

Anthony R. Maresca	333,334	1,536,670

A. Stephen Trevino	333,334	1,536,670

Michael F. Knoop [1]	30,000	138,300

Ronnie G. Floyd [1]	30,000	138,300

(1) All of the awards to Messrs. Knoop and Floyd represents restricted shares of the Company's common stock that were granted in fiscal 2007. Such shares vest in equal annual increments over five years, contingent on continued employment.

FISCAL YEAR 2007 STOCK VESTED TABLE

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alex Trevino, Jr.	–	–

Anthony R. Maresca	83,333	296,665

A. Stephen Trevino	83,333	296,665

Michael F. Knoop	–	–

Ronnie G. Floyd	–	–

Directors’ Remuneration and Stock Grants

For fiscal 2007, independent directors were paid $24,000 per year, payable monthly, for service on the Board.  In addition, they are reimbursed for actual expenses incurred for attendance at meetings.  Effective March 1, 2004, Messrs. Feinsilver and St. Cyr, the Company’s independent directors at that time, entered into agreements with the Company each providing for awards of 42,000 restricted shares of common stock of the Company which vest ratably over a four year period upon future service to the Board.  Unvested restricted shares have voting rights but are not entitled to dividends.  In August, 2005, Mr. Reno entered into a similar agreement with the Company for 25,000 restricted shares of common stock of the Company.  Directors who are employed by the Company receive no compensation for serving on the Board.

Directors’ Remuneration for Fiscal 2007

The following table sets forth certain information concerning the compensation of the Company’s directors for Fiscal 2007:

Name	Fees Earned or Paid in Cash ($)	Total ($)
Alan D. Feinsilver	24,000	24,000

Roland H. St. Cyr	24,000	24,000

Thomas J. Reno	24,000	24,000

Marshall G. Webb	24,000	24,000

Jo. E. Shaw	24,000	24,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Related Party Transactions

During fiscal 2007, there were no transactions with related parties.

Board Member Independence

The Board of Directors has determined that Messrs. Feinsilver, Reno, Shaw, St. Cyr and Webb, the non-employee members of the Board, are “independent” as defined by AMEX.